Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Tennessee Community Bank Holdings, Inc.
(Commission File No. 001-37391)

Growing Together.

Reliant Bank is excited about the opportunity to add Community Bank & Trust to our growing franchise. The decision for Reliant Bank and Community Bank & Trust to merge is a strategic one with long-term benefits anticipated—for shareholders, customers, communities and employees, including:

- Similar cultures of commitment to customers and the communities served.
- Markets that fit nicely together and allow customers to transact business at an increased number of locations.
- Advantages of scale. The banking industry is evolving more rapidly than at any time in history. Regulatory reform, risk management considerations, disruptive technologies and demographic changes present challenges to our continued success. Larger-scale organizations have a competitive advantage.
- A strong and diverse team of employees with opportunities for growth and advancement.

Most importantly, this merger helps ensure Community Bank & Trust remains a predominantly locally owned community bank committed to the future prosperity of its shareholders, customers and communities.

As an employee of Community Bank & Trust, you play an important role in the success of this merger. Customers will look to you as a guide throughout the process. We have provided materials for you to review so that you can confidently answer questions that may be posed by customers and/or coworkers. Our goal is that you will be equipped to convey the value of becoming part of Reliant Bank.

Please know the management teams of both banks are committed to open and honest dialogue to ensure a seamless transition for customers and employees during the merger and conversion process. You can expect visits from Reliant team members to respective departments and branches over the course of the next few weeks. The purpose will be to interact with each of you, ask questions and get to know the inner workings of Community Bank & Trust.

Expectations

- We currently expect to complete the merger in the first quarter of 2020. This is subject to customary closing conditions, including regulatory approval, and Tennessee Community Bank Holdings, Inc. shareholder approval.
- Between now and closing, it will be business as usual.
- An integration team with employees from both banks will be formed and will work together to anticipate, identify and meet the needs of employees and customers.
- Following the legal close of the merger, the bank's name will change to Reliant Bank.
- At closing, we will have an expanded market presence with seventeen additional branches located in Middle Tennessee and Chattanooga.

 General Employee FAQsQ. How does this affect me and my job?A. Mergers can accelerate growth and increase profitability. We believe the merger between Community Bank & Trust and Reliant Bank allows both organizations to grow together and become an even better bank. While we are confident that our organizations’ similar focus and service standards will provide a seamless transition for our customers, we expect some internal changes. Management will be as transparent as possible as we navigate this process and intend to inform you of any changes in job positions or duties no later than October11. Reliant understands this can be an emotional process and is committed to making the very best decisions to grow and strengthen our team. Treating everyone with respect is the cornerstone of how and when we communicate with you.Q. When will employees know if they have a position with Reliant?A. We are committed to letting employees know what positions will be retained no later than October 11. We understand that waiting can be stressful, and we will be working hard to get this information to you as quickly as possible.Q. When are we considered Reliant employees?A. You are an employee of Reliant Bank at legal close.Q. What is the difference between legal close and conversion dates?A. There are milestones to a merger. The first is reaching a definitive agreement and making the public announcement. This occurred on September 16, 2019. The second is legal close and that is followed by the conversion.Legal close means the time at which the merger legally becomes effective. Legal close is contingent on several customary conditions, including regulatory approval and Tennessee Community Bank Holdings, Inc. shareholder approval. We currently expect the merger to become legally effective in the first quarter of 2020.The conversion date references customer data that resides in the core processing system and the date on which all Community Bank & Trust data systems are converted to Reliant data systems. The expected date for the conversion is late January 2020.  Q. Will job titles or job responsibilities change?A. In the coming weeks, we will be reviewing roles across the bank. Some titles and responsibilities may stay the same, while others may be different. We intend to communicate these details no later than October 11.Q. Will my date of hire remain the same?A. Yes. Your Community Bank & Trust date of hire remains the same and will transfer to Reliant Bank.Q. How will this merger affect my benefits?A. Reliant Bank’s benefits run on a calendar year. We will provide information about our 2019 benefits as general information; however, these benefits are subject to change. A comprehensive overview of Reliant’s 2020 benefits will be shared with Community Bank & Trust as soon as that information is available. We will provide a Benefits Summary and a recorded Benefits Open Enrollment training webinar. Community Bank & Trust employees will be able to enroll in benefits for 2020 prior to our legal close.Q. How much vacation and other paid time off will I have?A. Full-time and regular part-time (at least 30 hours/less than 40 hours per week) employees will be granted the greater of the Community Bank & Trust policy (they will be grandfathered) or the Reliant policy. Vacation eligibility and accruals will be listed in Reliant’s Employee Handbook. Full-time employees of Reliant are eligible for nine sick days a year, and regular part-time employees are eligible for 4.5 days per year; sick days can accumulate up to 60 days. Reliant also offers 20 hours of paid time per year to volunteer in the communities where its employees live and work. More information is available in Reliant’s Employee Handbook which will be distributed prior to legal close.Q. What will happen to the Community Bank & Trust 401(k) Plan?A. The Community Bank & Trust 401(k) Plan will be merged into the Reliant Bank 401(k) Plan. Employees who have been employed for at least six months will be eligible to participate in the Reliant Bank 401(k) Plan as soon as administratively feasible after the effective date of the merger. Reliant will provide all employees with a training webinar so that you can learn all about their plan. Reliant will also provide required notices and written communications, including the effective date of participation by Community Bank & Trust employees. In addition, you will have access to a Certified Financial  Growing Together.  General Employee FAQs

Growing Together.

General Employee FAQs cont.

Planner at Merrill Lynch to help you select your investments if you would like guidance.

Reliant Bank matches 100% of the first 6% contributed to the 401(k) Plan. This is a great savings opportunity.

Q. What is Reliant's payroll schedule?

A. Employees are paid on the 15th and the last day of each month. If the 15th or last day falls on a weekend or holiday, you are paid on the preceding business day.

Q. Am I required to have my pay direct deposited? If so, am I required to have a Reliant account for my direct deposit?

A. At Reliant, we do require that payroll be direct deposited. This allows employees to have access to their pay on payday. While you are not required to have a Reliant account for direct deposit, it is easier for employees to promote Reliant products and services when they actively use them. If you have a Community Bank & Trust account with direct deposit, it will automatically convert to a Reliant account during the conversion process.

Q. Will leadership roles be affected?

A. Yes. DeVan Ard, Jr. is the Chairman, President and CEO of Reliant Bancorp, Inc. and Reliant Bank. Upon completion of the merger, he will lead the combined banks and with his guidance, we intend to continue developing a strong suite of competitive products, expanding the branch network and building a solid capital base to support large lending relationships.

Q. Who is Reliant Bank?

A. Reliant is a $1.8 billion, full-service, predominantly locally owned and operated banking organization where service to customers and community come first. Giving back to its communities through involvement and outreach is an integral part of the bank's purpose, and the Reliant promise is to grow a community of friends, one relationship at a time.

Q. Where is Reliant Bank headquartered?

A. Reliant is based in Brentwood, Tennessee and operates banking centers in Davidson, Hickman, Maury, Robertson, Rutherford, Sumner and Williamson Counties in Middle Tennessee and Hamilton County in East Tennessee.


Clarksville
Hendersonville
Nashville
Dickson
Smyrna
TENNESSEE
Franklin
Murfreesboro
Centerville
McMinnville
Columbia
Mount Pleasant
Lewisburg
Tullahoma
Reliant Bank
Reliant Bank Mortgage Services
Community Bank & Trust

For a list of branch addresses and hours, visit reliantbank.com.

Q. What is the culture like at Reliant?

A. It's a blended culture with amazing components – from a strong and experienced leadership team to topnotch employees working towards common goals – that ensure the very best conditions for growth. Reliant's spirit is warm and welcoming, and the bank's intent is to attract new generations while honoring longtime relationships and partners. Giving back to its communities through involvement and outreach is part of the bank's purpose, and the Reliant promise – to grow a community of friends, one relationship at a time – is its foundation.

Q. How does Reliant communicate?

A. Reliant has several ways of communicating. From its intranet, RNet, the bank posts announcements and news and houses its documents library, employee directories, and other helpful resources. Reliant also uses Yammer, an internal social network, on which employees can discuss ideas, share updates, and crowdsource answers from coworkers. It's a fast, smart way to collaborate bank wide. Plus, it's easy to use and helps connect employees across the bank. Email is used as needed, and an emergency notification system is also utilized to deliver voice, text and electronic messages to employees when necessary.

Q. What core data and other systems does Reliant use?A. Just like Community Bank & Trust, Reliant’s core system is Fiserv Premier. Examples of other systems include LaserPro for loan processing and administration and Sageworks for commercial credit administration. During the next few weeks, you will receive communications about all systems and processes.  Q. Does Reliant have a training department?  A. Reliant recognizes how important training is to attract, engage and retain employees. The bank currently has two HR employees who are dedicated to employees’ learning and development. They also have an orientation program for new employees.  Q. What happens next?A. An integration team will be formed and will include employees from both banks. This team will work together to ensure the merger process, and subsequent data conversion, is smooth for our customers.  Q. How can I ask questions and stay informed?A. We will provide progress updates throughout the process and answer any questions you may have about the merger. A banner will be posted to the bank’s intranet. Click through the banner to Reliant’s website at reliantbank. com for the most up-to-date information.  Any questions you would normally ask your Human Resources or Training departments may be sent via email to HRquestions@reliantbank.com.Questions specifically about the merger process maybe sent to integrationteam@reliantbank.com.Send your questions to either of these mailboxes for a quick response. Include a relevant description in the subject line of the email.  Growing Together.  General Employee FAQs cont.  and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transaction may not be realized or take longer than anticipated to be realized, (2) the parties’ ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transaction, (3) the effect of the announcement and pendency of the Transaction on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock, (4) the risk that the parties’ businesses and operations cannot be successfully integrated or that integration will be more costly or difficult than expected,(5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (6) the amount of costs, fees, expenses, and charges related to the Transaction, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transaction, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transaction, (9) the failure of any of the conditions to the closing of the Transaction to be satisfied, or any unexpected delay in closing the Transaction, (10) the dilution caused by Reliant’s issuance of  additional shares of its common stock in the Transaction, and (11) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at www.sec.gov. Reliant and TCB Holdings believe the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant and TCB Holdings disclaim any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.  Additional Information about the Transaction and Where to Find ItIn connection with the Transaction, Reliant intends to file a registration statement on Form S-4 with the SEC to register the shares of Reliant common stock that will be issued to TCB Holdings’ shareholders in connection with the Transaction. The registration statement will include a proxy statement of TCB Holdings and prospectus of Reliant and other relevant materials pertaining to the Transaction. The proxy statement/  prospectus will be sent to TCB Holdings’ shareholders in connection with seeking the required shareholder approval(s) for the Transaction). INVESTORS AND SECURITY HOLDERS OF RELIANT AND TCB HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/ PROSPECTUS,AND OTHERRELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, TCB HOLDINGS, AND THETRANSACTION. Investors and security holders may obtain free copies of the registration statement and related proxy statement/prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at www. sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention:J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any  securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.Participants in the Solicitation Reliant, TCB Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from TCB Holdings’ shareholders in connection with the Transaction. Certain information about the directors and executive officers of Reliant and TCB Holdings will be included in the proxy statement/ prospectus included in the registration statement on Form S-4 to be filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.  Forward Looking StatementsThis document contains “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,”“predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the “Transaction”), the benefits of the Transaction to Reliant Bancorp, Inc. (“Reliant”),Tennessee Community Bank Holdings, Inc. (“TCB Holdings”), and their respective shareholders, Reliant’s future financial and operating results (including the anticipated impact of the Transaction on Reliant’s earnings per share and tangible book value), and Reliant’s plans, objectives, and intentions.All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties,  Important Notes:Direct media inquiries to Debbie Small or Kim York, Reliant’s Chief Strategy Officer. Kim’s contact information is kyork@reliantbank.com or 615-595-5358.Direct shareholder questions related to exchanging stock certificates to Mike McKeown, Director of Finance and Chief Investment Officer for Reliant at mmckeown@reliantbank.com or 615-221-9161.